

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 8, 2016

Via E-mail
Jilliene Helman
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT I, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 19, 2016**
> **File No. 024-10583**

Dear Ms. Helman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note your response to comment 4 of our letter dated May 6, 2016 and your statement that Realty Mogul holds the instruments only to facilitate that business, not as part of an investment program. Please advise us if Realty Mogul or any of its affiliates held ownership interests in these investment opportunities after the interests were sold to investors. We may have further comment.

Offering Circular Cover Page

2. We note your disclosure that your Sponsor will pay up to a 0.35% commission on the proceeds from the sale of any shares that the applicable broker dealer executes. We also note that Section 1(c)(i) of the Form of Selling and Distribution Agreement states that your Sponsor will pay a selling commission of 0.33% of the aggregate sales price collected with respect to the shares offered. Please revise to correct this discrepancy or advise.

Offering Summary

What is the Realty Mogul Platform, page 3

3. In your answer to the preceding question, you state that your shares will be offered exclusively through your affiliate, Realty Mogul Platform. We also note your disclosure in this answer that investors have the ability to browse other investment opportunities on the Realty Mogul Platform. Please advise us how these other investment opportunities that are private placements will meet the requirements of that exemption while a public offering will be conducted on the same platform.

Management Compensation, page 17

4. We note that your Form of Loan Servicing Agreements contemplate the payment to an RM Lender of a recovery fee, set-up fee and separation fee. Please briefly describe here the basis upon which the recovery fee, set-up fee and separation fee will be calculated, and what entity will pay such fees.

Investment Objectives and Strategy, page 92

5. We note your disclosure regarding the operations of your affiliate RM Originators such as the amount and value of investments that it originated. Please include balanced disclosure that also discusses any adverse business developments, such as any loans that are in default. We may have further comment.

Commercial Real Estate Loans, page 95

6. We note your disclosure that you intend to acquire commercial real estate loans from an affiliate, RM Originators, and your disclosure elsewhere of the benefits of these transactions. Please disclose in greater detail the underwriting process of these loans by your affiliate.

Plan of Operation

Potential Investments, page 105

7. Reference is made to your disclosures discussing two investments in which there is a reasonable probability that you will invest.   Please clarify your evaluation of Article 8 of Regulation S-X in determining whether financial information for such investments is required to be included.   To the extent you determine financial information is not required, please outline the facts and circumstances you relied upon and the basis in GAAP for your conclusion.

How to Subscribe

Subscription Procedures, page 157

8. We note your disclosure in the second bullet on page 157 which suggests that investors can subscribe in paper format. We also note that on page 154 you state that "[t]he number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription." Assuming an investor subscribes in paper format at the end of a fiscal quarter, but you do not receive the subscription agreement until the beginning of the next fiscal quarter, please describe to us how you will communicate the purchase price of your common shares to such investor prior to the time it subscribes for shares.

Part III-Exhibits

Index to Exhibits, page III-1

9. Please file as an exhibit your Selling and Distribution Agreement with Mogul Securities, LLC or advise as to why filing such agreement is not required. Please see Item 17(1) of Part III of Form 1-A.

Exhibit 4.1

10. We note Section 2.4 of your subscription agreement in which the subscriber represents that it has "read, reviewed and understood the risk factors set forth in the Offering Circular." Please provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ryan Sakamoto, Esq. (via E-mail)
RM Adviser, LLC

Robert Rosenblum, Esq. (via E-mail)
Wilson Sonsini Goodrich & Rosati, Professional Corporation